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                            July 27, 2020

       Vivek Ranadive
       Chairman and Co-Chief Executive Officer
       BowX Acquisition Corp.
       2400 Sand Hill Rd Suite 200
       Menlo Park, CA 94025

                                                        Re: BowX Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 17, 2020
                                                            File No. 333-239941

       Dear Mr. Ranadive:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Proposed Business
       Our Management Team, page 2

   1. You disclose here and throughout your prospectus that your management team consists of seasoned investors and
industry executives with an extensive track record of identifying, building, operating,
advising, and investing in technology, media and
                                                        telecommunications
("TMT") businesses. However, it does not appear that your
                                                        management team has
experience in the media and telecommunications industries based on the biographical
disclosure provided in your prospectus. Please revise your disclosure to describe this
experience or advise.
 Vivek Ranadive
BowX Acquisition Corp.
July 27, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Sondra Snyder,
Staff Accountant, at 202-551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameVivek Ranadive
                                                           Division of
Corporation Finance
Comapany NameBowX Acquisition Corp.
                                                           Office of Energy &
Transportation
July 27, 2020 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName